Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

August 5, 2015

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 90

BofA Merrill Lynch Food Security Portfolio, Series 1

File Nos. 333-205150 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Incapital Unit Trust, Series 90, filed on July 28, 2015 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the BofA Merrill Lynch Food Security Portfolio, Series 1 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. The Trust’s name is BofA Merrill Lynch Food Security Portfolio, Series 1, which suggests investment in the food industry. However, the Trust’s prospectus does not state that it has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the particular type of investment suggested by the Trust’s name. We have received your explanation as to how this is consistent with Rule 35d-1 of the Investment Company Act of 1940. However, we believe an 80% investment policy is required. Please provide an 80% investment policy pursuant to Rule 35d-1 of the Investment Company Act of 1940.

Response: As discussed, we have added an 80% investment policy to the prospectus.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren